George J. Leimer

Chief Executive Officer

RSE Markets, Inc.

T 408-219-0667

george@rallyrd.com

250 Lafayette Street, 2nd Floor

New York, NY 10012

T 347-952-8058

February 8, 2022

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Re:RSE Archive, LLC

Offering Statement on Form 1-A Post Qualification Amendment No. 45

Filed January 19, 2022

File No. 024-11057

Ladies and Gentlemen:

This letter is being submitted by RSE Archive, LLC (the “Company”) in response to the comment letter dated January 27, 2022 (the “Comment Letter”) from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to the Company’s Offering Statement on Form 1-A Post-Qualification Amendment No. 45 publicly submitted to the Commission on January 19, 2022 (the “Offering Statement”).  This letter contains the Company’s responses to the Comment Letter.

For your convenience, each comment is repeated below in bold, followed by the Company’s response.  Unless otherwise defined herein, capitalized terms used in this letter and not otherwise defined are used with the meanings assigned to such terms in the Offering Statement.

Securities and Exchange Commission

February 8, 2022

Offering Statement on Form 1-A Post-qualification Amendment No. 45

Exhibits

1.We note that you have filed several Test-The-Waters materials as exhibit, but they do not include the disclaimers required by Rule 255(b). Please advise whether such disclaimers appear on the Test-the-Waters materials when used on the Rally Road app, or elsewhere. If so, please submit a copy of the materials with the disclaimer as it appears in the app.

Response: The Company respectfully acknowledges the Staff’s comment and affirms that disclaimers do appear in both the Rally Rd. app (the “App”) and Rally Rd. website (the “Website”) for each Series for which Test-the-Waters materials are published. The Company will include such disclaimers in all Test-the-Waters exhibits included in future filings.

2.We note that your Test-The-Waters materials includes a Comparable Asset Value Chart. Please provide more details in your chart so that investors can better evaluate the information presented. For example, for the Comparable Asset Value Chart included in the Test-The-Waters material for the first printing of Gone With the Wind shows an asset value increase of 42,757%. However, the chart does not indicate the number of years over which this increase occurred, and there is no indication whether the stated return on the asset is inflation adjusted. Please note this is only one example. Please review each of the Comparable Asset Value Charts included in your Test-The-Waters materials, and revise them to include information necessary for an investor to understand the significance of the asset value increases you show, such a the relevant time period used to measure the increase and the impact of inflation.

Response:  The Company respectfully acknowledges the Staff’s comment and confirms that the Comparable Asset Value Chart (the “Chart”) appearing in both the App and Website is interactive. Users may hover over the Chart and view the dates when certain assets were valued at specific prices. For instance, when users touch the Chart included in the Test-The-Waters material for Series #GWTW, they can learn that the asset was sold at the following prices on the below listed dates:

Date	Price
January 23, 1945	$35
June 29, 1975	$225
January 31, 1990	$2,420
December 12, 1995	$3,450
January 31, 1998	$6,900
January 31, 2001	$9,600

Securities and Exchange Commission

February 8, 2022

October 16, 2008	$17,925
December 3, 2011	$10,000
February 6, 2012	$9,000
June 13, 2012	$8,744
January 31, 2016	$13,750
January 31, 2017	$15,000
June 9, 2021	$21,250
December 9, 2021	$18,750

When users first log in to the App or Website, they are shown a demonstration that includes instruction on how to interact with the Chart.

To aid investors’ evaluation of the information presented in the Chart, the Company will, on a going-forward basis, (i) revise the Chart as it appears in the App and the Website as soon as practicably possible in order to more prominently display the Chart’s start date, and (ii) file Test-the-Waters exhibits that provide more information about the construction of each Chart.

With respect to the Chart as it appears in the App and the Website, the Company affirms that it will, as soon as practicably possible on a going forward basis, revise the Chart to display on its face the date of the first data point plotted on the Chart. This revision will permit users to determine the number of years over which the asset value’s percent appreciation occurred even if they do not use the Chart’s interactive features. Further, the Company will eliminate the average sales line and indicate in the Website and the App that the dollar values shown on the Chart are not adjusted for inflation.

Securities and Exchange Commission

February 8, 2022

A mock-up of the revised chart for Series #GWTW is shown below:

With respect to the Test-the-Waters materials to be attached as exhibits to future filings, the Company affirms that such exhibits will present the relevant Series’ Chart constituting Test-the-Waters materials as it appears in the App and the Website with the new features described above. In addition, these exhibits will include a table listing the specific individual data points representing historical sales that are plotted in the Chart, as well as the following narrative disclosure:

The interactive Comparable Asset Value Chart (the “Chart”) plots historical sales of assets comparable to the Underlying Asset, showing price values on the vertical axis against time on the horizontal axis.  The prices reflected on the Chart are not adjusted for inflation.  Users of the Platform can opt to display varying ranges of time on the Chart’s horizontal axis, from one month to one year or longer to the extent such data are available.  If multiple comparable asset sales occurred on a single day, the Chart provides an average for that day.  By hovering over the points on the Chart, users can view price and date of sale represented by each point.  The table below sets forth the data points plotted in the Chart.

Securities and Exchange Commission

February 8, 2022

If you have any questions or comments regarding this response, please call the undersigned at (408) 219-0667.  Thank you very much for your attention to this matter.

Very truly yours,

/s/ George J. Leimer

George J. Leimer

Chief Executive Officer

cc:Maximilian Niederste-Ostholt, RSE Archive, LLC

Timothy W. Gregg, Esq., Maynard, Cooper & Gale, P.C.

Lori B. Metrock, Esq., Maynard, Cooper & Gale, P.C.